UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

MAC-GRAY CORPORATION
(Name of Issuer)

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

554153106
(CUSIP Number)
Richard A. Silberberg Moab Capital Partners, LLC 15 East 62nd Street New York, NY 10065 (212) 981-2645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Capital Partners, LLC 20-4093001
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,117,600
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,117,600
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Partners, LP 20-4092810
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,117,600
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,117,600
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael M. Rothenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,117,600
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,117,600
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David A. Sackler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,117,600
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,117,600
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $.01 Par Value (the “Shares”), of Mac-Gray Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 404 Wyman Street, Suite 400, Waltham, Massachusetts 02451-1212.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); Mr. Michael M. Rothenberg and Mr. David A Sackler (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)	The address of each Reporting Person is 15 East 62nd Street, New York, NY 10065.

(c)	(i) The principal business of Moab LLC is to act as the investment manager for Moab, L.P. and its affiliated private investment funds.

(ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.

(iii) The principal occupation of each of Messrs. Rothenberg and Sackler is managing member of Moab LLC.

(d)	None.

(e)	None.

(f)	(i) Moab LLC is a Delaware limited liability company.

(ii)  Moab L.P. is a Delaware limited partnership.

(iii) Messrs. Rothenberg and Sackler are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Moab L.P. effects transactions in securities primarily through margin accounts maintained with Jefferies & Co. and JP Morgan Securities Corp., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Shares was and is for investment purposes, and the acquisitions of the Shares by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.  Subject to market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

All information and opinions herein are the sole views of the Reporting Persons as of November 10, 2011.

The Reporting Persons currently own 1,117,600 shares or 7.8% of the Issuer’s outstanding common stock.  The Reporting Persons have grown increasingly concerned by the unanimous decision of the Board of Directors (the “Board”) of the Issuer to reject a $17.50 offer by KP Capital, LLC to purchase control of the Issuer.  In the opinion of the Reporting Persons, the Board and management of the Issuer have failed to discredit the offer by KP Capital in any way.  Additionally, following the Issuer’s third quarter conference call held on November 3, 2011, we believe that management of the Issuer has also failed to clearly express or to demonstrate that there is any operating plan that will lead to shareholder net present value in excess of $17.50 per share.

Based on the scant disclosure issued by the Board and management of the Issuer surrounding the KP Capital LLC offer, the Reporting Persons believe the shareholders of the Issuer have not been adequately represented in negotiations with KP Capital, LLC.  On November 10, 2011, the reporting persons sent a letter to the Board requesting that they promptly disclose to the Reporting persons, and to  all shareholders, a more detailed description of the Board’s process of evaluating the offer including, but not limited to:

1)     Names of the two financial advisors retained by the Issuer to evaluate the offer;

2)     Number, duration, and attendance of meetings between KP Capital, LLC and Mac-Gray’s management and Board during the vetting process;

3)     Number, duration, and attendance of internal Board meetings regarding the offer;

4)     Why the Issuer refused to even grant KP Capital, LLC a confidential due diligence period in order for KP Capital, LLC to evaluate the purchase and potentially improve their offer;

5)     Justification of the decision by the Board not to offer Mac-Gray shareholders the right to vote on the acquisition; and

6)     An updated business plan.

A copy of the letter sent is attached as Exhibit C.

The Reporting Persons and their affiliates will evaluate all options available to them and reserve all rights.

Item 5.	Interest in Securities of the Issuer

(a)
Moab L.P. owns 1,117,600 shares of Common Stock (the “Shares”).  Because Moab LLC has sole voting and investment power over Moab L.P.’s security holdings, and Messrs. Rothenberg and Sackler, in their roles as the Managers of Moab LLC, control its voting and investment decisions, each of Moab L.P., Moab LLC, and Messrs. Rothenberg and Sackler may be deemed to have beneficial ownership of the Shares owned of record by Moab L.P., which represent approximately 7.8% of the outstanding Shares.

All ownership percentages are calculated based on 14,306,090 shares of Common Stock outstanding as of November 1, 2011 as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, as filed with the Securities and Exchange Commission on November 4, 2011.

Messrs. Rothenberg and Sackler disclaim beneficial ownership of such Shares.

(b)	With respect to all of the Shares that are held by Moab L.P., Messrs. Rothenberg and Sackler have the sole power to vote and dispose or direct the disposition of the Shares.

(c)	Transactions effected in Shares that have taken place in the past sixty days are attached asExhibit B.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2011

Moab Partners, L.P. By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  November 10, 2011

Moab Partners, L.P. By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler

Exhibit B

Moab L.P. transactions in the Shares during the past 60 days.

Trade Date	Number of Shares Purchased (Sold)	Price Per Share (Excluding Commission)
2011-09-12	9,600.00	12.60
2011-09-13	1,000.00	12.65
2011-09-14	2,723.00	12.68
2011-09-15	1,500.00	12.83
2011-09-19	1,700.00	12.92
2011-09-21	5,115.00	12.04
2011-09-22	4,447.00	11.90
2011-09-23	6,137.00	12.23
2011-09-26	2,595.00	12.25
2011-09-28	7,520.00	12.52
2011-09-29	6,093.00	12.62
2011-09-30	8,814.00	12.83
2011-10-03	12,086.00	13.05
2011-10-06	9,429.00	13.04
2011-10-07	8,227.00	12.88
2011-10-10	3,258.00	13.04
2011-10-20	1,200.00	12.55
2011-10-24	(1,399.00)	14.45
2011-11-01	8,100.00	13.39
2011-11-07	2,600.00	13.98
2011-11-08	182.00	14.10

Exhibit C

Letter to the Board of Directors

November 10, 2011

Board of Directors
Mac-Gray Corporation
404 Wyman Street
Suite 400
Waltham, MA  02451

Ladies and Gentlemen:

Affiliates of Moab Capital Partners, LLC currently hold 1,117,600 shares of common stock of Mac-Gray Corporation (the “Company”) representing 7.8% of the outstanding shares.  We have accumulated our position over a number of years.

We are writing to express our grave concern over the recent decision by the Board of Directors (the “Board”) to summarily reject a $17.50 cash proposal by KP Capital, LLC (“KP Capital”) to acquire the Company.  In arriving at this conclusion, the Board has failed to represent the shareholders of Mac-Gray.  In the Company’s October 24th press release the Company says that it would not even allow KP Capital to execute a confidentiality agreement whereby KP Capital could enter into a negotiation with the Board.  Furthermore, the October 24th press release also adds that no sale process will be considered.  On the November 3rd quarterly conference call senior management went on to add that a share repurchase program or dividend increase are not going to be implemented at this time.

The October 24th press release states: “The Board believes that the Company can best maximize long-term shareholder value by continuing to aggressively implement strategic, operational and financial initiatives currently underway as well as those specific initiatives contemplated in the updated business plan.”  Why has the Company failed to provide any “updated business plan” or even any amount of financial guidance beyond 2011 in light of the recent Board decisions to reject  KP Capital’s offer, a sale process, a dividend increase or a share buyback?  Additionally, why does the Board have faith in “initiatives currently underway” when reported adjusted EBITDA has declined on a year-over-year basis for three consecutive quarters?

In light of mounting frustration of the Company’s shareholders, we request that the Board disseminate the following information to all of the shareholders of the Company:

1)	Names of the two financial advisors retained by the Issuer to evaluate the offer;

2)	Number, duration, and attendance of meetings between KP Capital, LLC and Mac-Gray’s Management and Board during the vetting process;

3)	Number, duration, and attendance of internal Board of Director meetings regarding the offer;

4)	Why the Issuer refused to even grant KP Capital, LLC a confidential due diligence period in order for KP Capital, LLC to evaluate the purchase and potentially improve their offer;

5)	Justification of the decision by the Board of Directors not to offer Mac-Gray shareholders the right to vote on the acquisition; and

6)	An updated business plan.

Thank you for your consideration.  If you have any questions, you may contact either of us at 212-981-2646.

Very truly yours,

Michael M. Rothenberg	David A. Sackler
Portfolio Manager	Portfolio Manager

cc: Stewart G. MacDonald, Jr., Chief Executive Officer
cc: Michael J. Shea, Chief Financial Officer and Treasurer